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Exhibit 99

FINANCIAL STATEMENTS

DIGITAL LINK II, LLC

YEAR ENDED MARCH 31, 2008 AND
ONE MONTH ENDED MARCH 31, 2007

DIGITAL LINK II, LLC

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Members of
Digital Link II, LLC

        We have audited the accompanying balance sheet of Digital Link II, LLC, a Delaware limited liability company (the Company) as of March 31, 2008 and the related statement of operations and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Link II, LLC at March 31, 2008, and the results of its operations and its cash flow for the year then ended in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements for the one month ended March 31, 2007 were not audited by us and, accordingly, we do not express an opinion on them.

/s/ Ernst & Young, LLP
Los Angeles, California June 27, 2008

Digital Link II, LLC
Balance Sheets
March 31, 2008 and 2007

	March 31, 2008	March 31, 2007
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$68,076	$1,848
Accounts receivable	258,796	55,922

Total current assets	326,872	57,770
Theatrical equipment	8,853,243	7,086,358

Total assets	$9,180,115	$7,144,128

Liabilities and Members' Equity
Current liabilities:
Accounts payable	$11,689	$738,913
Current portion of long-term debt	—	525,000
Deferred revenue	3,500	—
Accrued property taxes	121,464	—
Due to related parties	32,532	193,793

Total current liabilities	169,185	1,457,706
Virtual print fees	200,150	—
Deferred revenue, net of current portion	28,000	—
Long-term debt, net of current portion	348,837	324,198

Total liabilities	746,172	1,781,904
Members' equity	8,433,943	5,362,224

Total members' equity	8,433,943	5,362,224

Total liabilities and members' equity	$9,180,115	$7,144,128

See accompanying notes to the financial statements.

Digital Link II, LLC
Statements of Operations
Year Ended March 31, 2008 and One Month Ended March 31, 2007

	March 31, 2008	March 31, 2007
		(Unaudited)
Installation revenues	$3,500	$—
Operating expenses
Selling and marketing expenses	802,395	—
Administrative expenses	132,880	—

Loss from operations	(931,775)	—
Interest expense	30,408	—

Loss before income taxes	(962,183)	—
Income tax expense	1,600	—

Net loss	$(963,783)	$—

See accompanying notes to the financial statements

Digital Link II, LLC
Statements of Cash Flows
Year Ended March 31, 2008 and One Month Ended March 31, 2007

	March 31, 2008	March 31, 2007
		(Unaudited)
Cash flows from operating activities:
Net loss	$(963,783)	$—
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of theatrical equipment	802,395	—
Interest on long-term debt	30,408	—
Changes in assets and liabilities:
Accounts receivable	(202,874)	(55,922)
Accounts payable	(727,224)	738,912
Accrued property tax	121,464	—
Due to related parties	(161,261)	193,793
Deferred revenue	31,500	—
Virtual print fees	200,150	—

Net cash (used in) provided by operating activities	(869,225)	876,783

Cash flows from investing activities:
Purchases of theatrical equipment	(2,383,759)	(4,728,107)

Net cash used in investing activities	(2,383,759)	(4,728,107)

Cash flows from financing activities:
Payments on long-term debt	(530,769)	—
Proceeds from issuance of long-term debt	—	849,198
Proceeds from member contributions	3,849,981	3,003,974

Net cash provided by financing activities	3,319,212	3,853,172
Net increase in cash and cash equivalents	66,228	1,848

Cash and cash equivalents at beginning of year	1,848	—

Cash and cash equivalents at end of year	$68,076	$1,848

See accompanying notes to the financial statements

Digital Link II, LLC
Notes to the Financial Statements
Year Ended March 31, 2008 and One Month Ended March 31, 2007

1.    Company

        On March 6, 2007, Digital Link II, LLC (the "Company") was formed between Ballantyne of Omaha, Inc. and RealD with member interests of 44.4% and 55.6%, respectively. The LLC was formed for purposes of commercializing certain 3D technology and to fund the deployment of digital projector systems and servers to third-party exhibitors.

        In the opinion of management, the financial statements of the Company reflect all adjustments of a normal recurring nature necessary to present a fair statement of the financial position and the results of operations and cash flows for the respective periods.

2.    Summary of Significant Accounting Policies

a.
Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results and changes in facts and circumstances may alter such estimates and affect results of operations and financial position in future periods.

b.
Cash and Cash Equivalents

        All highly liquid financial instruments with maturities of three months or less from date of purchase are classified as cash equivalents in the consolidated balance sheets and statements of cash flows.

c.
Trade Accounts Receivable

        Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company continually monitors the trade accounts receivable to determine if an allowance for doubtful accounts is necessary. This allowance is developed based on several factors including overall customer credit quality, historical write-off experience and a specific analysis that projects the ultimate collectibility of the account. As such, these factors may change over time causing the reserve level to adjust accordingly. No allowance for doubtful accounts exists at March 31, 2008.

d.
Theatrical Equipment

        Digital projection equipment is provided to potential customers under operating lease agreements for demonstration purposes. The leased projectors are stated at cost less deprecation recorded. Depreciation of the equipment is provided over an estimated useful life of ten years using the straight-line method of depreciation. Depreciation is recorded as selling and marketing expenses in the accompanying statement of operations.

e.
Revenue Recognition

        The Company has entered into various system use agreements with third-party exhibitors which provide for the use of digital projection equipment with a purchase option in the future. In accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, the Company will recognize revenue when title has transferred to the exhibitor and collectibility is reasonably assured if the option to purchase is made by the exhibitor. Revenues recognized by the Company under the system use agreements consist of installation fees received from the exhibitors. The Company recognizes these revenues over the terms of the use agreements.

Digital Link II, LLC
Notes to the Financial Statements (Continued)
Year Ended March 31, 2008 and One Month Ended March 31, 2007

2.    Summary of Significant Accounting Policies (Continued)

f.
Repairs and Maintenance

        Repair and maintenance costs are expensed as incurred.

g.
Fair Value of Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, long-term debt, and other obligations, approximate their fair value due to the short-term maturities of the related instruments.

h.
Impairment of Long-Lived Assets

        The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company's most significant long-lived assets subject to these periodic assessments of recoverability are theatrical equipment, which have a net book value of approximately $8,853,000 at March 31, 2008. As of March 31, 2008 the Company concluded that no impairments related to long-lived assets exist.

i.
Income Taxes

        The Company is treated as a limited liability company for federal and state income tax purposes. Under this treatment, state and federal income taxes are the responsibility of the Company's members and are accounted for in accordance with Financial Accounting Standards No. 109, Accounting for Income Taxes. Deferred income taxes recorded by the Company's members reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company is also subject to minimum and capital tax requirements in certain states.

j.
Recently Issued Accounting Pronouncements

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, FASB issued FASB Staff Position (FSP) No. 157-2, Effective Date of FASB Statement No. 157, which delayed the effective date of FASB 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The Company has not yet completed its evaluation of the impact of adopting SFAS 157 or FSP No. 157-2.

Digital Link II, LLC
Notes to the Financial Statements (Continued)
Year Ended March 31, 2008 and One Month Ended March 31, 2007

2.    Summary of Significant Accounting Policies (Continued)

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations ("SFAS No. 141(R)"). SFAS No. 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosures requirements to enable the evaluation of the nature and financial effects of the business combination. The provisions of SFAS No. 141(R) will be effective for the Company's business combinations occurring on or after January 1, 2009.

3.    Accounts Receivable

        Accounts receivable consist of the following:

	March 31, 2008	March 31, 2007
		(Unaudited)
Trade accounts receivable	$107,872	$55,922
Accounts receivable from RealD	150,924	—

	$258,796	$55,922

        Accounts receivable from RealD primarily consist of virtual print fees collected from third-party studios by RealD on the Company's behalf.

4.    Theatrical Equipment

        Theatrical equipment consists of the following:

	March 31, 2008	March 31, 2007
		(Unaudited)
Digital theatre projection equipment	$9,655,638	$7,086,358
Less accumulated depreciation	802,395	—

Net theatrical equipment	$8,853,243	$7,086,358

        Depreciation expense amounted to approximately $802,000 for the year ended March 31, 2008. No depreciation expense was recorded during the one month ended March 31, 2007 (unaudited).

5.    Virtual Print Fees

        The Company has entered into operating use agreements with third-party film exhibitors which provide for the use of digital theatre projection equipment with a purchase option in the future. Under the terms of the agreement, the studios have agreed to pay the Company a Virtual Print Fee for every print shown on the projection equipment. If the option to purchase is made by the exhibitor, the overall purchase price to the exhibitor will be reduced by the Virtual Print Fees paid by the studios and collected by the Company. Therefore, the Virtual Print Fees collected are recorded as a non-current liability within the Balance Sheet.

Digital Link II, LLC
Notes to the Financial Statements (Continued)
Year Ended March 31, 2008 and One Month Ended March 31, 2007

6.    Debt

        In March 2007, the Company entered into an equipment purchase agreement with a vendor to purchase multiple projection servers and accessories for approximately $941,000 with approximately $525,000 due within thirty days from the date of purchase. The remaining balloon payment of principal and interest due in March 2010. This is a non-interest bearing loan. The Company has recorded the net present value of the loan assuming an implied annual interest rate of 8.36%. Interest expense was approximately $30,000 for the year ended March 31, 2008.

7.    Members' Equity

        All contributions are to be made in proportion to the members' respective ownership interests. For financial reporting and income tax purposes, all items of income and loss are allocated to the members in accordance with their respective ownership interests.

        The following table summarizes the changes in members' equity for the year ended March 31, 2008 as follows:

	Ballantyne of Omaha, Inc.	RealD	Total
Members' equity at March 31, 2007 (unaudited)	$2,380,827	$2,981,397	$5,362,224
Capital contributions	1,791,764	2,243,738	4,035,502
Net loss	(427,920)	(535,863)	(963,783)

Members' equity at March 31, 2008	$3,744,671	$4,689,272	$8,433,943

8.    Supplemental Cash Flow Information

        Supplemental disclosures to the statements of cash flows are as follows:

	March 31, 2008	March 31, 2007
		(Unaudited)
Non-cash investing activities:
Non-cash inventory transfer from Ballantyne	$185,521	$2,358,250

9.    Related Party

        Certain digital and theatre projection equipment held by the Company and provided to third-party exhibitors was purchased in an arm's length transaction from Ballantyne of Omaha, Inc. ("Ballantyne"), who holds a 44.4% equity interest in the Company. During 2008, the Company purchased $2,569,000 of projection equipment and related services from Ballantyne. As of March 31, 2008, approximately $5,500 was outstanding and due to Ballantyne for the purchases made.

        During 2008, the Company collected maintenance fees from exhibitors on behalf of Strong Technical Services, Inc., a subsidiary of Ballantyne of Omaha, Inc. As of March 31, 2008, approximately $27,000 was due and outstanding for services rendered.

        Accounts receivable of approximately $151,000 were due from RealD, who holds a 55.6% equity interest in the Company, were outstanding at March 31, 2008. The outstanding receivable primarily consists of virtual print fees collected from third-party studios by RealD on the Company's behalf.

Digital Link II, LLC
Notes to the Financial Statements (Continued)
Year Ended March 31, 2008 and One Month Ended March 31, 2007

10.    Commitments

        During the ordinary course of business, the Company makes certain indemnities and commitments under which it may be required to make payments in relation to certain transactions. These indemnities include indemnities of certain customers and licensees of its marketed product. The duration of these indemnities and commitments vary, and in certain cases, is indefinite. The majority of these indemnities and commitments do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities and commitments in the accompanying balance sheet. The Company does, however, accrue for losses for any known contingent liability, including those that may arise from indemnification provisions, when future payment is probable.

QuickLinks

  Exhibit 99
DIGITAL LINK II, LLC TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
Digital Link II, LLC Balance Sheets March 31, 2008 and 2007
Digital Link II, LLC Statements of Operations Year Ended March 31, 2008 and One Month Ended March 31, 2007
Digital Link II, LLC Statements of Cash Flows Year Ended March 31, 2008 and One Month Ended March 31, 2007
Digital Link II, LLC Notes to the Financial Statements Year Ended March 31, 2008 and One Month Ended March 31, 2007